Ceasing Control of Credit Suisse Global High Yield

As of December 31, 2009, Fidelity Investments Institutional Operations Co Inc ("Shareholder") owned 3,101,267.892 shares of the Fund, which represented 90.71 % of the Fund. As of Dec. 31, 2010, the Fund no longer exists. The Fund merged into the High Income Fund Aug. 27, 2010.